EXHIBIT 21.1

List Of Vertical Communications, Inc. Subsidiaries

Name	Jurisdiction of Formation/Incorporation

Artisoft “FSC”, Ltd.	Guam

Triton Technologies, Inc.	Delaware

Vertical Communications Acquisition Corp.	Delaware

Vertical Communications GmbH	Germany